Exhibit 99.4

Tenke Fungurume Project Technical Report

CERTIFICATE OF AUTHOR

I, William C. McKenzie, do hereby certify that:

1. I am a Professional Engineer residing at 21160 – 18th Avenue, Langley, British Columbia, V2Z 2G2.

2. I graduated with a B.A. Sc. in Mechanical Engineering from the University of British Columbia in 1972 and obtained an M.B.A. from Simon Fraser University in 1983.

3. I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.

4. I have worked as a professional engineer for a total of 37 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation and review of financial aspects of Section 23 of the technical report titled "Technical Report for the Tenke Fungurume Project, Katanga Province, Democratic Republic of Congo" dated March 31, 2009 (the "Technical Report"), excluding pit optimization parameters used to generate ultimate pit limits, relating to the Tenke Fungurume Project, prepared for Lundin Mining Corporation.

7. I visited the Tenke Fungurume Project between June 20 and July 4, 2008.

8. I am independent (as defined in section 1.4 of NI 43-101) of Lundin Mining Corporation.

9. I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement includes an on-site audit of the project engineering, procurement, logistics and construction status of the Tenke Fungurume Project.

10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. As of the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Langley, British Columbia, this 31st day of March, 2009.

William C. McKenzie, P. Eng., M.B.A.